UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 28, 2020, the board of directors of KBS Fashion Group Limited (the “Company”) granted an aggregate of 325,000 shares of common stock pursuant to the Company’s 2018 Equity Incentive Plan to the Company’s executive officers, directors and certain employees as compensations for their services. The grants to the Company’s executive officers and directors were as follows:

•	Keyan Yan, Chairman and Chief Executive Officer, was granted 120,000 shares;
•	Lixia Tu, director and Chief Financial Officer, was granted 60,000 shares;
•	Themis Kalapotharakos, director, was granted 40,000 shares;
•	Matthew Los, director, was granted 40,000 shares;
•	John Sano, director, was granted 5,000 shares;
•	Zhongmin Zhang, director, was granted 5,000 shares;
•	Yuet Mei Chan, director, was granted 5,000 shares.

All of the shares vested immediately upon granting. Each of the grantee entered into separate standard restricted shares grant agreement with the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2020	KBS Fashion Group Limited

	By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer

3